Exhibit (a)(4)
KELLWOOD COMPANY ENTERS INTO MERGER AGREEMENT WITH SUN CAPITAL
PROVIDING FOR A PROMPT MERGER IF SUN CAPITAL’S TENDER OFFER
IS SUCCESSFUL
KELLWOOD COMPANY NOW RECOMMENDING THAT STOCKHOLDERS TENDER
THEIR SHARES INTO THE OFFER
ST. LOUIS, MO — February 10, 2008 — Kellwood Company (NYSE: KWD) today announced that it has entered into a merger agreement with Sun Capital providing for a prompt merger if Sun Capital’s tender offer is successful on February 12, 2008, and upon the closing of the tender offer Sun Capital owns a majority of the Company’s shares. The Board of Directors is now recommending that stockholders tender their shares into the offer. The Board considered a number of factors in making its decision, including its determination that the $21.00 price being offered is fair, the absence of superior bids, and the Company’s belief that a majority of the stockholders intend to tender their shares.
The merger agreement provides that Kellwood will remove all impediments to the tender offer that are in its control, so that Sun Capital’s $21.00 per share cash tender offer can be consummated on February 12, 2008, subject to a sufficient number of shares being tendered in the offer such that, upon the closing of the offer, Sun Capital owns a majority of the Company’s shares. The merger agreement also provides that once shares are paid for in the tender offer, Sun Capital will take control of the Kellwood Board of Directors.
Kellwood further announced today that it is terminating its cash tender offer for up to $60,000,000 aggregate principal amount of its 7.875% Senior Notes due 2009 identified in the Offer to Purchase dated January 9, 2008. The Company said in its January 27, 2008 announcement that it intended to rescind the debt tender offer to allow Sun Capital’s $21.00 per share cash tender offer to close on February 12, 2008 in the event that upon the closing of the offer, Sun Capital owns a majority of the Company’s shares.
“As a strong, private company, Kellwood will continue to execute on its strategic priorities to position the Company as a brand-focused marketing enterprise,” said Robert C. Skinner, Jr., chairman, president and chief executive officer.
Banc of America Securities LLC and Morgan Stanley & Co. Incorporated are acting as financial advisors, and McDermott Will & Emery LLP and Sonnenschein Nath & Rosenthal LLP are serving as legal counsel, to Kellwood.
Kellwood’s stockholders should read Kellwood’s Solicitation/Recommendation Statement on Schedule 14D-9, as such Statement will be amended and filed with the Securities and Exchange Commission (“SEC”) on February 11, 2008. Kellwood’s Solicitation/Recommendation Statement sets forth the reasons for the position of the Kellwood Board of Directors and related information. The Solicitation/Recommendation Statement and other public filings made from time to time by Kellwood with the SEC are available without charge from the SEC’s website at www.sec.gov or from Kellwood’s website at www.kellwood.com.
     About Kellwood
Kellwood (NYSE:KWD) is a $1.6 billion leading marketer of apparel and consumer soft goods. Specializing in branded products, the Company markets to all channels of distribution with products and brands tailored to each specific channel. Kellwood brands include Vince®, HOLLYWOULD®, Phat Farm®, Baby Phat®, Sag Harbor®, Koret®, Jax®, Democracy®, Sangria™, Jolt®, My Michelle®, Briggs New York®, Hanna Andersson®, Onesies®, Kelty®, Royal Robbins® and Sierra Designs®. Calvin Klein®, XOXO®, David Meister®, Gerber®, and O Oscar, an Oscar de la Rental Company, are produced under licensing agreements. For more information, visit www.kellwood.com.

MEDIA CONTACT:
Donna B. Weaver
VP Corporate Communications
212.329.8072
donna.weaver@kellwood.com
FINANCIAL CONTACTS:
Samuel W. Duggan II
VP Investor Relations and Treasurer
Kellwood Company
314.576.8580
sam.duggan@kellwood.com
Joele Frank / Eric Brielmann / Jennifer Schaefer
Joele Frank, Wilkinson Brimmer Katcher
212.355.4449
Allison Malkin
Integrated Corporate Relations
203.682.8225
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